NASDAQ, TSX: NVCN

Neovasc Announces Third Quarter Financial Results

VANCOUVER and MINNEAPOLIS, November 5, 2020 - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today reported financial results for the third quarter ended September 30, 2020.

Third Quarter Highlights

  Grew revenue 25% year-over-year in the quarter.
  Implants increased 50% year-over-year in the quarter including 100% growth in the important DACH countries: Germany, Austria, and Switzerland.
  Reached the 300th Reducer patient milestone in Germany, a key Reducer market.
  Completed a registered direct share offering in August which raised $12.6 million.
  Continued to strengthen the balance sheet with a partial repayment of convertible debt in July and August using the proceeds of warrants exercised by Strul Medical Group.

"Neovasc continued to execute on its value creation strategies during the third quarter.  We, like other device makers, had to contend with restrictions on elective procedures caused by the COVID-19 pandemic but we are nonetheless pleased with our progress during the quarter," said Fred Colen, President and Chief Executive Officer of Neovasc. "On the commercial front, Reducer implants experienced a sharp increase during the quarter of 50%, including 100% volume growth in the DACH region, which includes Germany, a core market for this novel device. We expect a negative impact on Reducer revenue generation during the fourth quarter, due to recent severe COVID-19 virus flare ups and lockdowns in much of Europe. On Tiara, during the Quarter, we also continued to advance our regulatory submission for Tiara TA in Europe and made further progress in the development of the Tiara TF. Financially, we continued to shore up our balance sheet, retiring some of our convertible debt and raising $12.6 million in a registered direct offering. We look forward to building on our progress and optimizing the value of our two unique devices, Reducer and Tiara."

Subsequent Events

On October 27, 2020, the Company announced that the United States Food and Drug Administration's (FDA's) Circulatory System Devices Advisory Panel voted 14 to 4 "in favor" that the Neovasc Reducer™ is safe when used as intended, and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 "against" (2 abstained) on whether the relative benefits outweighed the relative risks.

"While we are obviously disappointed in the outcome from the panel, going into the panel meeting, we anticipated that the totality of data would be seriously considered by the panel, particularly considering the context of the number of FDA guidance documents and the limited treatment options for the refractory angina patient population. We must await the FDA's decision on the PMA, and we are not hopeful about approval of the Reducer at this point given the panel's recommendation," commented Fred Colen.

Financial results for the third quarter ended September 30, 2020

Revenues increased by 25% to $626,418 for the three months ended September 30, 2020, compared to revenues of $500,498 for the same period in 2019. The cost of goods sold for the three months ended September 30, 2020 was $150,503 compared to $137,999 for the same period in 2019. The overall gross margin for the three months ended September 30, 2020 was 76%, compared to 72% gross margin for the same period in 2019.

Total expenses for the three months ended September 30, 2020 were $10,644,367 compared to $7,355,531 for 2019, representing an increase of $3,288,836 or 45%, principally as a result of a $1,966,695 increase in legal fees related to financings and a $618,948 increase in non-cash share-based payments as incentives were issued to all staff. The operating losses and comprehensive losses for the three months ended September 30, 2020 were $10,168,452 and $10,392,921, respectively, or $0.51 basic and diluted loss per share, as compared with $6,993,032 operating losses and  $6,555,186 comprehensive loss, or $0.83 basic and diluted loss per share, for the same period in 2019.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-800-430-8332

International: 1-856-344-9206

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the expected impact on Reducer revenue generation during the fourth quarter, the Company's ability to build on progress and optimizing the value of its devices, the likelihood of approval under the FDA's decision on the PMA, the expansion of its product range, prospects for regulatory approvals and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

	September 30,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$ 14,034,457	$ 5,292,833
Accounts receivable	870,114	715,696
Finance lease receivable	93,492	86,764
Inventory	713,431	618,650
Research and development supplies	337,092	671,845
Prepaid expenses and other assets	611,791	630,042
Total current assets	16,660,377	8,015,830

Non-current assets
Restricted cash	450,331	462,874
Right-of-use asset	753,357	720,473
Finance lease receivable	67,706	138,690
Property and equipment	854,291	767,973
Total non-current assets	2,125,685	2,090,010

Total assets	$ 18,786,062	$ 10,105,840

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 6,997,723	$ 7,794,456
Lease liabilities	323,570	436,352
2017 Convertible notes	-	5,400,189
2019 Convertible notes	167,409	1,090,561
2020 Convertible notes	134,697	-
Total current liabilities	7,623,399	14,721,558

Non-Current Liabilities
Accounts payable and accrued liabilities	-	1,186,601
Lease liabilities	550,162	468,527
2019 Convertible notes	5,790,155	8,174,919
2020 Convertible notes	2,662,029	-
Derivative liability - warrants	1,507,467	-
Total non-current liabilities	10,509,813	9,830,047

Total liabilities	$ 18,133,212	$ 24,551,605

Equity
Share capital	$ 365,267,373	$ 328,460,681
Contributed surplus	33,358,931	29,766,225
Accumulated other comprehensive loss	(7,169,707)	(6,140,507)
Deficit	(390,803,747)	(366,532,164)
Total equity	652,850	(14,445,765)

Total liabilities and equity	$ 18,786,062	$ 10,105,840

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30,

(Expressed in U.S. dollars) (Unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2020	2019	2020	2019
REVENUE	$ 626,418	$ 500,498	$ 1,443,360	$ 1,526,211
COST OF GOODS SOLD	150,503	137,999	349,735	348,987
GROSS PROFIT	475,915	362,499	1,093,625	1,177,224

EXPENSES
Selling expenses	498,671	380,412	1,504,714	1,143,157
General and administrative expenses	4,642,979	2,197,922	10,955,991	7,342,314
Product development and clinical trials expenses	5,502,717	4,777,197	14,615,847	13,165,344
	10,644,367	7,355,531	27,076,552	21,650,815

OPERATING LOSS	(10,168,452)	(6,993,032)	(25,982,927)	(20,473,591)

OTHER (EXPENSE)/INCOME
Interest and other income	495,628	58,651	554,278	78,040
Interest and prepayment penalty expense	(191,989)	-	(729,539)	-
Impairment on right-of-use asset	-	-	-	(260,616)
Gain/(loss) on foreign exchange	(65,983)	(16,111)	(191,636)	(28,262)
Unrealized gain/(loss) on derivative liability
warrants and convertible notes	730,242	934,129	4,233,073	(1,166,922)
Realized gain/(loss) on exercise of warrants,
derivative liability warrants and convertible notes	1,567,127	(201,119)	587,497	(938,374)
Amortization of deferred loss	(2,601,250)	-	(2,736,332)	-
	(66,225)	775,550	1,717,341	(2,316,134)
LOSS BEFORE TAX	(10,234,677)	(6,217,482)	(24,265,586)	(22,789,725)

Tax (expense)/recovery	-	15,505	(5,997)	12,895
LOSS FOR THE PERIOD	$ (10,234,677)	$ (6,201,977)	$ (24,271,583)	$ (22,776,830)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk	(158,244)	(353,209)	(1,029,200)	312,973
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD	$ (10,392,921)	$ (6,555,186)	$ (25,300,783)	$ (22,463,857)

LOSS PER SHARE
Basic and diluted loss per share	$ (0.51)	$ (0.83)	$ (1.69)	$ (3.72)